Exhibit 99.1

DHT Maritime, Inc. Reports Second Quarter 2009 Results

ST. HELIER, Channel Islands--(BUSINESS WIRE)--Sep. 2, 2009-- DHT Maritime, Inc. (NYSE:DHT) today announced results for the period from April 1 to June 30, 2009. Total revenues for this period were $26.2 million and net income was $5.0 million, or $0.10 per share (diluted). Effective January 1, 2009, DHT no longer accounts for interest rate swaps as hedges for accounting purposes and as a result, net income for the second quarter of 2009 includes non-cash financial income related to interest rate swaps. Net income adjusted for non-cash financial items related to interest rate swaps was $3.2 million, or $0.07 per share1. Free cash flow from operations after contractual debt service, or net income adjusted for non-cash items, was $9.8 million, or $0.20 per share2. Also, in connection with the early termination of interest rate swaps in an amount of $42 million, DHT incurred a cash expense of $2.4 million, or $0.05 per share, in the second quarter.

DHT’s policy of employing its vessels on medium- to long-term charters that provide stable earnings and cash flow is serving the Company well in the current freight market, which has experienced significant weakness in the second quarter. Nonetheless, the current charter rates obtainable in the spot market have had, and are expected to continue to have, a negative impact on the Company’s revenues by decreasing the profit sharing element under its charter agreements.

The average remaining term under the current charters is in excess of 4 years, and all of the Company’s vessels are chartered to wholly-owned subsidiaries of Overseas Shipholding Group Inc. (“OSG”), which has one of the highest credit ratings (BB/Ba2) among shipping companies.

After assessing the uncertain shipping market, the Company voluntarily prepaid $50 million under its credit facility during the second quarter in order to reduce the Company’s total leverage and to increase the Company’s flexibility under its existing financing arrangements. The prepayment improves DHT’s future liquidity as it reduces the principal debt repayment obligations in the period from January 2011 to July 2013 to $16 million per year, decreased from an original $36 million per year in the same period.

1)
Net income adjusted for non-cash financial items related to interest rate swaps represents the sum of net income, amortization of unrealized loss of interest rate swaps and fair value (gain)/loss on derivative financial instrument. Please refer to the table on page 10 for a reconciliation between net income and net income adjusted for non-cash financial items related to interest rate swaps.

2)
Free cash flow from operations after contractual debt service represents the sum of net income, amortization of unrealized loss of interest rate swaps, fair value (gain)/loss on derivative financial instrument and depreciation and amortization. Please refer to the table on page 10 for a reconciliation between net income and free cash flow from operations after contractual debt service.

At the end of the second quarter, the Company’s cash balance was $50 million (net of the $50 million prepayment described above). The Company is within its financial covenants and generates stable, positive cash flow from the base hire component of its period charters, but continues to monitor market developments for any impact that negative changes in its vessels’ values may have on the Company’s compliance with its financial covenants.

The Company believes that the recent adverse developments in the global shipping market with downward pressure on freight rates and ship values may create new business opportunities that can generate shareholder value over time for companies with balance sheet flexibility and liquidity. To enable the Company to take advantage of such opportunities and to preserve liquidity for the Company’s future financial commitments, the Board of Directors believes that the Company is best served by strengthening its balance sheet and has, therefore, decided not to declare any dividend for the second quarter 2009.

The Company’s payment of future dividends remains subject to quarterly reviews and its assessment of several factors, including the Company’s current and projected cash flow, the relative strength of the shipping markets, new business opportunities and the Company’s financial commitments.

DHT plans to host a conference call at 8:30 am ET on September 2, 2009 to present the results for the quarter. See below for further details.

Second Quarter 2009 Results

Total revenues for the second quarter were $26.2 million, a decline of $1.6 million compared to the second quarter of 2008. Total revenues for the quarter consisted of $22.0 million in base charter hire and $4.2 million in additional hire under the Company’s profit sharing arrangements with OSG, the charterer of DHT’s vessels. Of the total revenue derived from base charter hire, $17.2 million relates to the seven vessels on time charter and $4.8 million relates to the two vessels on bareboat charter. Of the revenue derived from additional hire, $2.7 million relates to the three Very Large Crude Carriers (“VLCCs”), $1.3 million relates to the four Aframax tankers and $0.2 million relates to one of the Suezmax tankers, the Overseas Newcastle.

Through the profit-sharing elements of the time charter agreements for the VLCCs and the Aframax tankers, DHT earns an additional amount equal to 40% of the excess of the vessels’ actual net time charter equivalent (“TCE”) earnings in the commercial pools over the base charter hire rates for the quarter, calculated on a fleet wide basis and on a four quarter rolling average. The Overseas Newcastle has a profit sharing arrangement whereby DHT earns an additional amount equal to 33% of the vessel’s TCE earnings above $35,000 per day.

With the base hire rates under the time charter agreements exceeding the charter rates achievable in the spot market, the Company’s revenue for the second quarter exceeded the earnings of the vessels on a TCE basis in their respective commercial pools.

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In the quarter ended June 30, 2009, the VLCCs earned an average TCE of $37,600 equal to the base hire under the time charter agreements, while the average earnings in the commercial pool were $29,700 per day (compared to $45,400 per day in the first quarter of 2009 and $96,000 per day in the second quarter of 2008) and the three Aframax tankers which operate in the Aframax International pool earned an average TCE of $22,900 equal to the average base hire under the time charter agreements while the average earnings in the commercial pool were $21,900 per day (compared to $30,200 per day in the first quarter of 2009 and $48,800 per day in the second quarter of 2008). The Suezmax tanker Overseas Newcastle earned $35,000 under its bareboat charter and achieved average TCE earnings for the second quarter of $23,300 per day (compared to $39,600 per day in the first quarter of 2009 and $58,000 per day in the second quarter of 2008).

The revenue days for the second quarter of 2009 were 268 for the VLCCs (compared to 267 revenue days in the second quarter of 2008) and 314 for the Aframaxes (compared to 362 revenue days in the second quarter of 2008). The Aframax Overseas Rebecca had 49 off hire days in the quarter related to the vessel successfully passing the mandatory Special Class Survey and the charterers’ required Condition Assessment Program (CAP) for vessels over 15 years of age. Additionally, the VLCC Overseas Ann had 5 days off hire in the quarter related to the completion of the mandatory Class Interim Survey.

DHT’s vessel expenses for the quarter, including insurance costs, were $8.2 million reflecting the new technical management contracts effective January 16, 2009. Vessel expenses for the quarter include $0.5 million related to the interim survey for Overseas Ann and $0.3 million in bunkers expenses related to the off hire for Overseas Ann and Overseas Rebecca. Depreciation and amortization expenses were $6.6 million and general and administrative expenses were $1.0 million. Net finance expenses of $5.5 million include a gain on interest rate swaps of $6.4 million, amortization of unrealized loss on interest rate swaps of $4.6 million and a $2.5 million cost related to the early termination of interest swaps in an amount of $42 million. The docking cost relating to Overseas Rebecca of $4.0 million is capitalized and will be depreciated based on the estimated time to next docking.

Market Update

The reduced world-wide demand for oil resulting from the global economic slow down has severely affected the number of cargoes available and the need for transportation in the tanker sector. This in turn created significant negative pressure on freight rates, which, together with the effect of the difficult credit market on capital available to finance vessels, has had a severe, adverse affect on vessel values.

A number of vessels continue to be used for storage as a result of a current oil price contango. This, together with an increase in transportation distances and the reduced viability of single hull tankers, has helped to mitigate the unfavorable demand and supply factors affecting ship values, although not sufficiently to offset the increase in the fleet from newbuilding deliveries and the effect of cuts in OPEC production.

Cancellations and delays in deliveries of newbuilding orders resulting from the weak freight market and the adverse credit conditions, as well as the phase out of single hull and older vessels, are expected to reduce the projected tonnage supply.

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The demand for transportation in non-OECD countries, particularly China, is a major driver for growth in crude oil demand. China has surpassed the United States as the largest market for automobiles. During the first half of 2009, the sales of automobiles in China grew more than 26% compared to the same period last year.

For the third quarter of 2009, the pools in which DHT’s vessels operate report booking of pool capacity as of July 24, 2009 at TCE rates averaging $25,000 per day for the VLCCs with 60 % of the third quarter revenue days booked, $17,500per day for the Suezmax vessels with 46% of the third quarter revenue days booked and $15,000 per day for the Aframax tankers with 28 % of the third quarter revenue days booked.

In contrast to the low freight rates obtainable in the spot market the Company’s vessels are employed on period charters at pre-contracted rates, that assure the Company of stable earnings for several years to come. The current volatility and downward pressure on the freight rates will not affect the Company’s revenues derived from base charter hire, although the current market will affect the Company’s potential to earn additional hire over and above the base charter hire.

Vessels’ Charter Arrangements and Vessel Operations

Of the fleet of nine vessels, seven vessels are time chartered to OSG with the terms expiring from the second quarter of 2012 to the second quarter of 2013. The two Suezmax tankers are bareboat chartered to OSG until 2014 and 2018, respectively.

The Company expects the base hire component of each of its charters will provide for stable cash flow during the current volatile and uncertain market, as the charters provide for fixed monthly base hire payments regardless of prevailing market rates, so long as the vessels are not-off hire. In addition, with respect to eight of the nine charters, if market rates exceed the daily base hire rates set forth in such charters, DHT will have the opportunity to participate in any such excess under the profit-sharing component of the applicable charter arrangements.

DHT’s two Suezmax tankers which are bareboat chartered to OSG have their charter hire payable 365 days per year and no operating expenses for the account of DHT. The vessels provide for stable earnings over the period of the charters. One of the two Suezmax tankers, the Overseas Newcastle, has a profit-sharing arrangement.

Unlike the vessels on bareboat charter, vessels on time charter may go off-hire. The seven vessels on time charter are subject to scheduled periodic dry docking for the purpose of special surveys and other interim inspections that result in off-hire. In addition to scheduled off-hire, these vessels may be subject to unscheduled off-hire for ongoing maintenance purposes. Total off-hire for running repairs and mandatory inspections amounted to 55 days during the second quarter of 2009, of which 49 days related to the Overseas Rebecca, which successfully completed the mandatory Class Special Survey at Gdansk, Poland as well as the Condition Assessment Program (CAP) required by charterers for vessels over 15 years of age. The vessel achieved the grading of CAP I, which is better than the minimum Grade of CAP II.

4

Overseas Ann successfully completed her scheduled Class Interim Survey mid-May in Fujairah, incurring 5 days of off-hire.

Overseas Ania is scheduled to undergo her scheduled Class Special Survey and the Condition Assessment Program in the third quarter of 2009, and is expected to be off-hire for approximately 50 days.

Overseas Chris will undergo her scheduled Class Interim Survey in the third quarter of 2009, and Overseas Regal will do so in early 2010. It is estimated that each vessel will be off-hire for approximately 5 to 10 days.

Following completion of the above surveys, no vessel is expected to undergo any mandatory Class Survey until 2011.

Annual Meeting of Shareholders

The Company held its 2009 Annual Meeting of Shareholders on June 18 and 19, 2009. At the meeting, the shareholders voted to re-elect Rolf A. Wikborg as DHT’s Class III Director for a term of three years and ratified the appointment of Ernst & Young AS as DHT’s independent auditor for the 2009 fiscal year. The shareholders also voted to increase the number of shares available for awards under the 2005 Incentive Compensation Plan (the “Plan”) and to increase the number of shares with respect to which awards may be granted to any participant in the Plan. The proposal to increase the authorized share capital of the Company, which required a majority of all issued and outstanding shares, was not approved.

Recent Developments

According to their rights under the time charter agreement between DHT and OSG, the charterers have elected to withdraw the Overseas Rebecca from the Aframax International Pool, and instead to subcharter the vessel to OSG Lightering Inc., a subsidiary of OSG, at a charter rate of $17,500 per day commencing July 16, 2009 through the remainder of the initial charter period ending in April 2012. While the subcharter does not affect the charter hire under the time charter agreement between DHT and OSG for the period, the rate of the subcharter will have a negative effect on the calculation of future profit-sharing on a fleet-wide basis.

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FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
($ in thousands except per share amounts)

	2Q 2009	2Q 2008	1H 2009	1H 2008
	April 1 - June 30, 2009	April 1 - June 30, 2008	Jan 1 - June 30, 2009	Jan 1 - June 30, 2008
	Unaudited	Unaudited	Unaudited	Unaudited

Shipping revenues	26,205	27,835	56,015	52,724

Vessel expenses	8,155	4,754	15,245	9,467
Depreciation and amortization	6,587	6,537	13,052	12,730
General and administrative	1,000	993	2,109	1,994
Total operating expenses	15,742	12,284	30,406	24,191

Income from vessel operations	10,463	15,551	25,609	28,533

Interest income	122	434	216	582
Interest expense	(4,965)	(5,645)	(9,838)	(11,151)
Fair value gain/(loss) on derivative instruments	1,842	-	(1,666)	-
Other financial	(2,452)	-	(2,452)	-

Net income	5,010	10,340	11,869	17,964

Basic net income per share	0.10	0.29	0.27	0.55
Diluted net income per share	0.10	0.29	0.27	0.55

Weighted average number of shares (basic)	48,472,202	35,577,095	44,303,149	32,819,724
Weighted average number of shares (diluted)	48,583,448	35,577,095	44,358,772	32,819,724

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period	5,010	10,340	11,869	17,964
Other comprehensive income:
Cash flow hedges	4,574	10,341	7,243	(1,385)

Total comprehensive income for the period	9,584	20,681	19,112	16,579

SUMMARY CONSOLIDATED BALANCE SHEETS
($ in thousands)

	June 30, 2009	Dec. 31, 2008
	Unaudited	Audited

ASSETS
Current assets
Cash and cash equivalents	49,922	59,020
Voyage receivables from OSG	4,247	8,791
Prepaid expenses	587	382
Prepaid technical management fee to OSG	2,299	768
Total current assets	57,055	68,961

Vessels, net of accumulated depreciation	450,817	462,387
Total assets	507,872	531,348

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
Accounts payable and accrued expenses	4,398	6,400
Derivative financial instruments	11,197	10,945
Deferred shipping revenues	7,855	7,855
Total current liabilities	23,450	25,200

Long term liabilities
Long term debt	292,947	342,852
Derivative financial instruments	9,644	15,473
Total long term liabilities	302,591	358,325

Shareholders' equity
Preferred stock	0	0
Common stock	487	392
Paid-in additional capital	239,320	200,570
Retained earnings/(deficit)	(38,801)	(26,721)
Accumulated other comprehensive income/(loss)	(19,175)	(26,418)
Total stockholders' equity	181,831	147,823

Total liabilities and stockholders' equity	507,872	531,348

SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS
($ in thousands)

	2Q 2009	2Q 2008	1H 2009	1H 2008
	Apr 1- June 30, 2009	Apr 1- June 30, 2008	Jan 1- June 30, 2009	Jan 1- June 30, 2008
	Unaudited	Unaudited	Unaudited	Unaudited

Cash Flows from Operating Activities:
Net income	5,010	10,340	11,869	17,965
Depreciation and amortization	6,634	6,584	13,147	12,824
Deferred compensation related to options and restricted stock granted	136	120	445	220
Amortisation and swap expense	(1,842)	-	1,666	-
Changes in operating assets and liabilities:
Receivables	3,024	(2,438)	4,544	(3,692)
Prepaid expenses	(1,809)	223	(1,736)	(113)
Accounts payable, accrued expenses and deferred revenue	3,084	627	(2,002)	1,768

Net cash provided by operating activities	14,237	15,456	27,933	28,972

Cash flows from Investing Activities:
Investments in vessels	(1,482)	-	(1,482)	(90,330)
Decrease/(increase) in vessel acquisition deposits	-	-	-	9,145

Net cash (used in) investing activities	(1,482)	-	(1,482)	(81,185)

Cash flows from Financing Activities
Issuance of common stock	38,400	91,462	38,400	91,462
Issuance of long-term debt, net of acquisition costs	-	-	-	90,300
Cash dividends paid	(12,169)	(9,809)	(23,949)	(20,320)
Repayment of long-term debt	(50,000)	-	(50,000)	-
Net cash provided by/ (used in) financing activities	(23,769)	81,653	(35,549)	161,442

Net increase/(decrease) in cash and cash equivalents	(11,014)	97,109	(9,098)	109,229
Cash and cash equivalents at beginning of period	60,936	22,485	59,020	10,365
Cash and cash equivalents at end of period	49,922	119,594	49,922	119,594

Interest paid	4,979	5,551	9,877	9,526

SUMMARY CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS EQUITY
($ in thousands except shares)

Unaudited

	Common Stock
	Shares	Amount	Paid-in Additional Capital	Retained Earnings	Cash Flow Hedges	Total equity

Balance at January 1, 2008	30,030,811	300	108,760	(26,967)	(10,218)	71,875
Cash dividends declared and paid				(20,320)		(20,320)
Issue of Common stock	9,200,000	92	91,370			91,462
Compensation related to options and restricted stock			220			220
Issue of restricted stock awards	7,996					-
Total comprehensive income				17,965	(1,385)	16,580
Balance at June 30, 2008	39,238,807	392	200,350	(29,322)	(11,603)	159,817

Balance at January 1, 2009	39,238,807	392	200,570	(26,721)	(26,418)	147,823
Cash dividends declared and paid				(23,949)		(23,949)
Issue of Common stock	9,408,481	95	38,305			38,400
Compensation related to options and restricted stock	28,609		445			445
Issue of restricted stock awards						-
Total comprehensive income				11,869	7,243	19,112
Balance at June 30, 2009	48,675,897	487	239,320	(38,801)	(19,175)	181,831

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
($ in thousands except shares)

	2Q 2009	2Q 2008	6 months	6 months
	April 1- June 30, 2009	April 1- June 30, 2008	Jan 1 -June 30, 2009	Jan 1 -June 30, 2008
	Unaudited	Unaudited	Unaudited	Unaudited

Net Income	5,010	10,340	11,869	17,965
Amortization of unrealized loss of interest rate swaps	4,575	-	7,244	-
Fair value (gain)/loss on derivative financial instrument	(6,417)	-	(5,577)	-
Net Income adjusted for non-cash financial items	3,168	10,340	13,536	17,965

Weighted average number of shares (diluted)	48,583,448	35,577,095	44,358,772	32,819,724
Net Income adjusted for non-cash financial items per share	0.07	0.29	0.31	0.55

Net Income	5,010	10,340	11,869	17,965
Amortization of unrealized loss of interest rate swaps	4,575	-	7,244	-
Fair value (gain)/loss on derivative financial instrument	(6,417)	-	(5,577)	-
Depreciation and amortization	6,587	6,537	13,052	12,730
Free cash flow from operations after contractual debt service	9,755	16,877	26,588	30,695

Free cash flow from operations after contractual debt service per share	0.20	0.47	0.60	0.94

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2009

Basis for preparation

The condensed financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting.

Significant accounting policies

The condensed financial statements have been prepared under historical cost convention, except for the revaluation of certain financial instruments. The accounting policies that have been followed in these condensed financial statements are the same as presented in the attached International Financial Reporting Standards (“IFRS”) conversion document.

Reconciliation between IFRS and U.S. GAAP

Effective January 1, 2009, DHT changed the basis on which it prepares its financial statements from U.S. GAAP to IFRS. There are no difference in the statement of operations and equity between IFRS and U.S. GAAP.

EARNINGS CONFERENCE CALL INFORMATION

DHT plans to host a conference call at 8:30 am ET on Wednesday September 2, 2009 to discuss the results for the second quarter. All shareholders and other interested parties are invited to call into the conference call, which may be accessed by calling (866) 383 8003 within the United States and +1-617-597-5330 for international calls. The passcode is “DHT Maritime”. A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtmaritime.com.

An audio replay of the conference call will be available from 11:30 a.m. ET on September 2, 2009 through September 9, 2009 by calling toll free (888) 286-8010 within the United States or +1-617-801-6888 for international callers. The passcode for the replay is 81674446. A webcast of the replay will be available in the Investor Relations section on DHT's website at http://www.dhtmaritime.com.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are intended as “forward-looking statements.” All statements in this document that are not statements of historical fact are forward-looking statements.

The forward-looking statements included in this press release reflect DHT’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The reasons for this include the risks, uncertainties and factors described under the section of our latest annual report on Form 20-F entitled “Risk Factors,” a copy of which is available on the SEC’s website at www.sec.gov. These include the risk that DHT may not be able to pay dividends; the highly cyclical nature of the tanker industry; global demand for oil and oil products; the number of newbuilding deliveries and the scrapping rate of older vessels; the risks associated with acquiring additional vessels; changes in trading patterns for particular commodities significantly impacting overall tonnage requirements; risks related to terrorist attacks and international hostilities; expectations about the availability of insurance; our ability to repay our credit facility or obtain additional financing; our ability to find replacement charters for our vessels when their current charters expire; compliance costs with environmental laws and regulations; risks incident to vessel operation, including discharge of pollutants; and unanticipated changes in laws and regulations.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements included in this press release. DHT does not intend, and does not assume any obligation, to update these forward-looking statements.

Source: DHT Maritime, Inc.

DHT Maritime, Inc.
Eirik Ubøe
Phone: +44 1534 639 759 and +47 412 92 712
info@dhtmaritime.com and eu@tankersservices.com